Exhibit 4.40

Dated  August 29, 2024

SUPPLEMENTARY AGREEMENT to the Bareboat Charter Party
Dated August 29, 2024
(the "Charter")
Between
Kaizen Shipping Co. (guaranteed by Seanergy Maritime Holdings Corp.) as Charterers
And
Hinode Kaiun Co., Ltd. and Sunmarine Maritime S.A. as Owners
(guaranteed by Hinode Kaiun Co., Ltd.)
in respect of the vessel MV “Orange Tiara” (to be renamed Kaizenship)

IT IS THIS DAY MUTUALLY AGREED between Hinode Kaiun Co., Ltd. and Sunmarine Maritime S.A. (guaranteed by Hinode Kaiun Co., Ltd.) as Owners and Kaizen Shipping Co. (guaranteed by Seanergy Maritime Holdings Corp.) as Charterers, as follows.

This AGREEMENT is supplemental to and amends the Charter, and forms an integral part thereof. Unless otherwise defined herein terms and expressions used in this Agreement shall have the same meanings as used in the Charter.

1.
In consideration of the mutual promises herein contained and for other good and valuable consideration the receipt and adequacy of which the parties hereby specifically acknowledge, the Charter is hereby amended to include a purchase obligation of the Charterers.

2.
Provided that the Charter is not terminated prior to the end of the 6th year of the Charter Period for any reason (including but not limited to the exercise by the Charterers of the option to purchase the Vessel or the occurrence of any total loss of the Vessel), the Charterers shall be obligated to purchase the Vessel at the time of the end of the 6th year of the Charter Period from the Owners (the “Purchase Obligation”) and shall pay the “Purchase Option Price at the end of each month (in USD)” for the 72nd Month as specified in Appendix B of the Charter (the “Purchase Obligation Price”).

3.
For purchasing the Vessel, in the event that no Purchase Option notice (as referred to in the third paragraph of Clause 40 of the Charter) has been given by the Charterers to the Owners on the date which is 90 days prior to the end of the 6th year of the Charter Period, a notice of confirmation of the Purchase Obligation shall be issued by the Owners in order to confirm the terms of the transfer from the Owners to the Charterers. However, failure by the Owners (as sellers under the Purchase Obligation) to give such notice shall not relieve the Charterers of their obligation to purchase the Vessel at the end of the 6th year of the Charter Period.

4.
In the event of the Purchase Obligation taking effect at the end of the 6th year of the Charter Period, the Vessel shall be deemed to be re-delivered to the Owners in accordance with the terms of the Charter and concurrently delivered to the Charterers on the terms and conditions of the Purchase Obligation.

5.
In the event of the Purchase Obligation taking effect, the Charter shall be terminated upon the due re-delivery of the Vessel from the Charterers to the Owners and concurrent delivery of her from the Owners to the Charterers in accordance with this Agreement. This termination shall not affect the rights, claims, obligations and liabilities which accrued between the Owners and the Charterers under the Charter unless otherwise agreed under the Charter and the indemnities and other obligations that by their nature should survive the termination of the Charter.

6.
The Owners shall not be obligated to deliver the Vessel to the Charterers until and unless all amounts due and payable under the Charter, including but not limited to the Purchase Obligation Price, have been paid in full.

7.
The Owners agree (at the cost of the Charterers) to enter into (i) a bill of sale and (ii) a protocol of delivery and acceptance, and the Vessel shall accordingly be deemed delivered to the Charterers on the date and time set out in such protocol of delivery and acceptance (and to the extent required for such purposes the Vessel shall be deemed first to have been redelivered to the Owners).

8.
The Charterers shall accept the Vessel on an "AS IS, WHERE IS" basis and the Owners shall, take such steps to obtain and furnish such documents and take such other actions as the Charterers may reasonably request in order to facilitate the sale and re-registration of the Vessel under such flag as the Charterers may designate. With respect to such sale, the Owners warrant that the Vessel at such sale shall be free of any encumbrances, debts and mortgages whatsoever except any such encumbrances or debts which may arise out of or in connection with the demise charter or operation of the Vessel by or any other reason whatsoever attributable to the Charterers or their sub-charterers and that the Owners have not committed any act or omission which would impair title to the Vessel and Owners hereby agree to indemnify and hold harmless Charterers in respect of any and all damages, costs and expenses whatsoever resulting from any breach of such warranty.

9.
Clause 7 (Surveys on Delivery and Re-delivery), clause 15 (Redelivery), clause 36 (Inspection on re-delivery of the Vessel), and clause 37 (Familiarisation) shall not apply if the Charterers exercise their Purchase Obligation.

10.	All other terms and conditions of the Charter shall remain in full force and effect.

This AGREEMENT shall be governed by English law as is the Charter and Clause 30 of the Charter shall apply.

For and on behalf of the Owners:		For and on behalf of the Charterers:
Hinode Kaiun Co., Ltd.		Kaizen Shipping Co.

/s/ Teruyoshi Hanada		/s/ Stavros Gyftakis

By	: Teruyoshi Hanada	By	: Stavros Gyftakis
Title	: President	Title	: Director

For and on behalf of the Owners:
Sunmarine Maritime S.A.

/s/ Teruyoshi Hanada

By	: Teruyoshi Hanada
Title	: President